EXHIBIT 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
ICON plc

Dear Sirs:

We consent to the use of our reports dated February 20, 2008 with respect to the consolidated balance sheets of ICON plc as of December 31, 2007, 2006 and 2005, and the related consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows for each of the years ended December 31, 2007 and 2006, the seven month period ended December 31, 2005 and the year ended May 31, 2005, and the effectiveness of internal control over financial reporting as of December 31, 2007, incorporated herein by reference.

Our report on the consolidated financial statements refers to the Company’s adoption of FASB Interpretation No. 48, Accounting for Uncertain Income Taxes, as of January 1, 2007 and its adoption of Statement of Financial Accounting Standard No. 123(R), Share Based Payment, as at of January 1, 2006.

/s/ KPMG

KPMG
Chartered Accountants
Dublin, Ireland

August 6, 2008